UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021.

Commission File Number  001-40098

SCORE MEDIA AND GAMING INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

500 King Street West

Fourth Floor

Toronto, Ontario, Canada M5V 1L9

(416) 479-8812

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCEÐ

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-253360).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

99.1	Score Media and Gaming Inc. – Condensed Consolidated Interim Unaudited Financial Statements for the three and six months ended February 28, 2021

99.2	Score Media and Gaming Inc. –Management’s Discussion and Analysis for the three and six months ended February 28, 2021

99.3	Score Media and Gaming Inc. – News Release announcing results for the three and six months ended February 28, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Score Media and Gaming Inc.

Date April 13, 2021
	By	/s/ Benjamin Levy
Name : Benjamin Levy
Title: President and Chief Operating Officer